UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2018

Lombard Medical, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Commission File Number 001-36402

N/A

(Translation of Registrant’s Name into English)

Cayman Islands	3841	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Lombard Medical House

4 Trident Park

Didcot

Oxfordshire OX11 7HJ

+44-1235-750849

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 24, 2015, Lombard Medical, Inc. (the “Company”) entered into a loan and security agreement (as amended, the “Loan Agreement”), by and among the Company, Oxford Finance LLC (“Oxford Finance”), as collateral agent and one of the lenders thereunder, the other lenders listed therein and Lombard Medical Technologies Inc., a Delaware corporation (“LM Technologies”) and Altura Medical, Inc., a Delaware corporation (“Altura”). Both LM Technologies and Altura are indirect subsidiaries of the Company and the “Borrowers” under the Loan Agreement and the Company is a guarantor of the loan under the Loan Agreement (the “Loan”). The Loan was secured by substantially all of the assets of the Borrowers and the Company.

As previously disclosed, the Loan Agreement, as amended through and including the fifth amendment thereto, dated as of February 28, 2018, provided that the principal repayment date in respect of the Loan was April 1, 2018. The Company was unable to make the repayment of principal when due. Pursuant to the terms of the Loan Agreement, Oxford Finance was entitled to pursue all of its available remedies with respect to the Loan, including foreclosing on the collateral securing the Loan.

On April 24, 2018, the Company, together with its primary subsidiaries, including the Borrowers (collectively, the “Lombard Group”) entered into an umbrella transaction deed (the “Transaction Deed”) with Oxford Finance and Endovascular Technology Corp., which is a subsidiary of MicroPort Scientific Corporation (“MicroPort”). The Transaction Deed contemplates specified transactions (the “Transactions”), including the sale of the primary trading companies of the Lombard Group, Lombard Medical Limited, a company organized under the laws of the United Kingdom, and Lombard Medical Technologies GmbH, a company organized under the laws of Germany (together, the “Trading Companies”), through an administration process under English law. The Transactions, which had the consent of Oxford Finance, have been implemented by:

•	the commencement on April 24, 2018 of an official liquidation proceeding with respect to the Company under the laws of the Cayman Islands (the “Cayman Liquidation”) through a liquidator appointed by the Grand Court of the Cayman Islands; and

•	the entry on April 25, 2018 by Lombard Medical Technologies Limited (“LMTL”), a wholly owned subsidiary of the Company and direct parent company of the Trading Companies, of an English law administration process under the Insolvency Act 1986.

Pursuant to the Transactions:

•	LMTL, while in administration, sold to MicroPort the entire issued share capital of the Trading Companies in exchange for $2,000,000 in cash, which amount will be used to partially repay amounts outstanding under the Loan;

•	the debt owed by Altura and LM Technologies to Oxford Finance was reduced by $15,000,000; and

•	the Company and LMTL received a full release from Oxford Finance in respect of all debt claims from Oxford Finance.

After giving effect to the Transactions, neither the Company nor LMTL has any meaningful assets. Accordingly, there will be no recovery for any unsecured creditor or equity holder of the Company in the Cayman Liquidation. Equity holders of a company in liquidation proceedings generally receive value only if all claims of a company’s secured and unsecured creditors are fully satisfied. The Company does not believe that the claims of its secured and unsecured creditors will be fully satisfied.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

Date: April 26, 2018	By:	/s/ Kurt Lemvigh
Kurt Lemvigh
Chief Executive Officer